FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: September 3, 2013

Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

10 Hasadnaot Street
Herzliya 4672837, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces second quarter results”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: September 3, 2013

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES SECOND QUARTER RESULTS

HERZLIYA, Israel, September 3, 2013 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the second quarter ended June 30, 2013.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended June 30, 2013, compared to revenues of $3.4 million for the first quarter of 2013 and $3.4 million for the second quarter of 2012.

Net income for the second quarter ended June 30, 2013 was $619,000 or $0.16 per basic and diluted share, compared to a net income of $279,000 or $0.07 per basic and diluted share for the first quarter of 2013 and to a net loss of $289,000 or $0.08 per basic and diluted for the second quarter of 2012.

For the six months ended June 30, 2013, net income was $898,000 or $0.23 per basic and diluted share, compared to a net income of $615,000 or $0.16 per basic and diluted share for the six months ended June 30, 2012.

Weighted average shares outstanding used in the calculation for the periods were approximately 3.8 million basic and diluted shares.

As of June 30, 2013, we had cash, cash equivalents, restricted cash and other financial investments, net, of $17.6 million, and shareholders' equity of $67.4 million, compared with $19 million, and $65.7 million, respectively, as of March 31, 2013.

Commenting on the quarter, CEO of Optibase, Amir Philips, said, “We are pleased with our second quarter operating results as our operating results continue proving our stability over the last period which is even more noticeable in today’s unexpected marketplace. Due to the fluctuation of the Swiss Franc against the USD, our financial expenses decreased this quarter compared to the previous quarter of 2013 and compared to the second quarter of 2012. Depending on the fluctuation of the Swiss Franc against the USD, our financial income, net may continue to fluctuate in the quarters to come”. Amir concluded “We are still actively looking for additional investment opportunities and more recently have been looking into some opportunities in the German real estate market. Nevertheless, current economic conditions and the tightening of loan criteria by financial institutions may reduce the availability of favorable financing for new transactions and affect their attractiveness. For that matter, we are working to increase our available financial resources in way of cash resources and financial guaranties so we can finance such opportunities as we come across them”.

OPTIBASE REPORTS/2

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

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OPTIBASE REPORTS/3

Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended June 30, 2013

Six months ended		Three months ended
June 30	June 30	June 30	June 30
2013	2012	2013	2012
$	$	$	$
Unaudited	Unaudited	Unaudited	Unaudited

Fixed income real estate rent	6,838	6,918	3,404	3,431

Cost and expenses:
Cost of real estate operation	1,064	1,005	559	518
Real estate depreciation and amortization	1,597	1,286	819	623
General and administrative	784	928	397	504
Total cost and expenses	3,445	3,219	1,775	1,645
Operating income	3,393	3,699	1,629	1,786

Equity share in earnings (losses) of associates, net	(45)	-	43	-
Financial income (expenses) and other, net	(153)	(1,033)	77	(1,280)

Income before taxes on income	3,195	2,666	1,749	506

Taxes on income	(1,044)	(872)	(496)	(339)

Net income	2,151	1,794	1,253	167

Net income attributable to non-controlling interests	1,253	1,179	634	456

Net income (loss) attributable to Optibase LTD	898	615	619	(289)

Net earnings per share:
Basic and Diluted	$0.23	$0.16	$0.16	$(0.08)

Number of shares used in computing Earning per share
Basic	3,822	3,818	3,821	3,818
Diluted	3,824	3,818	3,822	3,818

Amount in thousands

3

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	June 30, 2013 Unaudited	December 31, 2012 Audited

Assets
Current Assets:
Cash and cash equivalents	17,428	19,142
Restricted cash	138	134

Trade receivables	307	148
Other accounts receivables and prepaid expenses	141	217
Assets related to discontinued operations	675	980
Total current assets	18,689	20,621

Long term investments	8,059	8,043

Real Estate Property, net	191,332	194,826
Other assets, net	1,252	1,392
Total property and other assets	192,584	196,218

Total assets	219,332	224,882

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,519	2,597
Accrued payable and accrued expenses	4,027	3,476
Liabilities related to discontinued operations	2,235	2,563
Total current liabilities	8,781	8,636

Long term liabilities:
Deferred tax liabilities	14,927	15,262
Land lease liability, net	7,014	7,290
Other long term liabilities	1,925	2,844
Long term loans, net of current maturities	119,296	124,298
Total long term liabilities	143,162	149,694

Total shareholders’ equity of Optibase Ltd	47,639	47,474
Non-controlling interests	19,750	19,078
Total shareholders' equity	67,389	66,552

Total liabilities and shareholders’ equity	219,332	224,882

Amounts in thousands

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